SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated September 07, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated September 07, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or “the Company”) hereby reports that regarding the commitment to make capital contributions in the amount of NIS 70,000,000 (seventy million Israeli shekels) on September 2, 2020 and another NIS 70,000,000 (seventy million Israeli shekels) on September 2, 2021, the Company has considered that there are doubts about the fulfilment of the preconditions established for making such contributions, for which it has decided not to make the corresponding coifor this year.

It is clarified that Dolphin continues to hold discussions with IDBD creditors to dispel the doubts that have arisen.

We also inform that IDBD communicated the sale of 2,376,527 Clal shares at an average price of NIS/Share of 32.48, representing 3.5% of the issued share capital.

Because of this transaction, as of to date, IDBD's holding in Clal amounts to 5.0% of its share capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: September 08, 2020